  EXHIBIT 99.1

AMARC RESOURCES LTD. NAMED TO 2026 TSX VENTURE 50

February 18, 2026 – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV: AHR; OTCQB: AXREF) is pleased to announce that it has been named to the 2026 TSX Venture 50™ as one of the top 50 performing companies on the TSX Venture Exchange over the past year.  Amarc placed 21st on the list.

The TSX Venture 50 is the flagship issuer recognition program of the TSX Venture Exchange and identifies the top 50 companies from more than 1,600 TSXV-listed issuers. Rankings are based on three equally weighted criteria: share price appreciation, market capitalization growth, and consolidated trading value over the previous year. Companies included in the 2026 TSX Venture 50 were ranked based on their performance during 2025.

Dr. Diane Nicolson, Amarc President and CEO states, “Being recognized as a 2026 TSX Venture 50 company is a significant achievement for Amarc and a strong validation of the progress we made during 2025. This recognition reflects the success of our exploration programs, including the AuRORA discovery in the JOY District, and the dedication of our technical and corporate teams. We thank our shareholders for their continued support as we advance our portfolio of copper-gold districts in British Columbia.”

Amarc is a British Columbia–focused exploration and development company advancing multiple district-scale copper-gold projects, including JOY, DUKE, and IKE. A pivotal milestone in 2025 was the announcement of the high-grade AuRORA copper-gold-silver discovery at the JOY District early in the year, and its subsequent significant expansion.  The AuRORA Deposit and JOY District are being advanced in partnership with Freeport. AuRORA hosts high grade near surface copper-gold-silver mineralization with excellent vertical and lateral continuity remains open to further expansion. Amarc believes the rare combination of grade, near surface geometry, and emerging scale at AuRORA represents the hallmarks of a Tier One asset in the making. AuRORA is one of the most significant recent porphyry copper-gold discoveries in British Columbia, and has the potential to underpin a world-class porphyry copper-gold district in the Toodoggone region.

Senior members of the Amarc team (l-r) Gavin Titley, Vice President, Exploration, Carol Li, CFO, and Mark Rebagliati, Senior Technical Advisor attended the TSX Venture 50 event to acknowledge the companies on this year’s list.

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Senior Technical Advisor Mark Rebagliati accepts the award from the Andrew Creech, President, TSX Venture Exchange.

For the complete 2026 TSX Venture 50 ranking, please visit www.tsx.com/Venture50 .

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the JOY, DUKE and IKE porphyry Cu±Au Districts located in different prolific porphyry regions of northern, central and southern BC, respectively. Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. ("Boliden"), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of CAD $110 million and CAD $90 million, respectively. Together, this provides Amarc with potentially up to CAD $200 million in non-share dilutive staged funding for these Districts. Both Freeport and Boliden have earned 60% interests. Amarc completed self-funded drilling at its Empress Cu-Au Deposit in the IKE District in 2024.

Amarc's exploration is led by an internationally successful team of experienced geologists specializing in porphyry Cu-Au deposits. Members of this team have been involved in and have tracked porphyry Cu-Au exploration advancements in the Toodoggone region since 1990. Their experience and early recognition of the porphyry potential at the NWG Target in terms of a shallowly overburden covered and underexplored transitional epithermal-porphyry geological setting, led to the discovery of the Au-rich AuRORA porphyry Cu-Au-Ag Deposit.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery, development and transaction success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, PINE, IKE, DUKE and AuRORA. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

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Mark Rebagliati, P.Eng., a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved the technical and scientific information in this news release. Mr. Rebagliati is not independent of the Company.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation including the effects of land use plans that may impact activities on or access to properties, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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